Filed Pursuant to Rule 424(b)(3)
Registration Number 333-136879
BROOKSHIRE RAW MATERIALS (U.S.) TRUST
Prospectus Supplement Dated December 27, 2007
to
Prospectus Dated September 24, 2007
This prospectus supplement supplements information contained in, and should be read in conjunction with, that certain prospectus, dated September 24, 2007 (the “Prospectus”), of Brookshire Raw Materials (U.S.) Trust and its related funds (the “Funds”). This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus, as it may be supplemented or amended. The Prospectus relates to the public sale, from time to time, of up to 50,000,000 units in the Funds, as described in the Prospectus.
We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is December 27, 2007.

JPMorgan Chase Bank, N.A. has been appointed as the Escrow Agent and as Custodian for the Trust and for each of the Funds. Copies of the Subscription Escrow Agreement and the Custody Agreement between the Trust, the Managing Owner and JPMorgan Chase Bank, N.A. are available in their entirety from the Managing Owner.
The first paragraph under the heading “Liquidity and Capital Resources” on page 56 is revised to read as follows:
As of the date of this Prospectus, the Funds have not begun trading activities. Once a Fund begins trading activities, it is anticipated that a portion of its total net assets will be allocated to commodity futures and forward contracts trading as margin. The balance of each Fund’s net asset value will be held in cash, cash equivalents or investment grade fixed income securities. The percentage that fixed income securities will bear to the total net assets will vary from period to period as the market values of the exchange-traded futures contracts and forward contracts change. Interest earned on the Funds’ interest-bearing funds will be paid to the applicable Fund.
The paragraph under the heading “When a Subscription Becomes Effective” on page 72 (carrying over to page 73) is revised to read as follows:
A subscription for Units will become effective at the time, or the Effective Time of Subscription, when both your duly completed Subscription Agreement is received and accepted by the Managing Owner before 4:00 P.M. New York time and the Managing Owner has been notified that cleared funds with respect to your subscription have been received by the Escrow Agent or Custodian, as applicable. If your Subscription Agreement is received and accepted by the Managing Owner or the Managing Owner is notified that cleared funds have been received with respect to such subscription after 4:00 P.M. New York time, the Effective Time of Subscription will be the next Business Day. The price per Unit in each Fund during the Initial Offering Period is U.S.$10.00 per USD Unit and CDN$10.00 per CDN Unit. Following the Initial Offering Period, the subscription price will be determined based on the NAV per Unit of the applicable Fund as at 6:00 P.M. New York time, or the Valuation Point, at the Effective Time of Subscription. Settlement of Subscription Orders will occur at the Valuation Point. The Managing Owner in its sole and absolute discretion may change such procedural and notice requirements upon written notice to you.
The first and fifth paragraphs under the heading “Redemption of Units” on page 74 are revised to read as follows:
Units you own in a Fund may be redeemed, in whole or part, on any Business Day, by notice in the manner specified by the Managing Owner delivered to the Managing Owner. Redemption orders received, in a manner specified by the Managing Owner, by the Managing Owner by 4:00 P.M. New York time on any Business Day will be effective on that date, unless one of the conditions described below applies. If the Managing Owner receives such a request after 4:00 P.M. New York time on any Business Day, the Redemption Date shall be the next the Business Day, unless one of the conditions described below applies. For all purposes, the redemption date, or the Redemption Date, will be the date on which your Units are actually redeemed. Redemptions are calculated at the applicable Fund’s net asset value per Unit at the Valuation Point on the Redemption Date, less the fees, expenses and deductions described below. Payment of redemption proceeds will generally be made within ten Business Days following the Redemption Date.
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When you redeem Units, the applicable Fund shall pay you an amount equal to the net asset value of the Units redeemed at the Valuation Point on the Redemption Date, less any trailing, redemption and other fees that may be applicable. The net asset value for each Unit redeemed will reflect such Unit’s pro rata portion of all accrued expenses for which the applicable Fund is responsible, and will also be reduced by such Unit’s pro rata portion of any expenses or losses incurred by the Fund resulting from such redeeming Limited Owner (and his assignee, if any) unrelated to the Fund’s business, as well as the Limited Owner’s liabilities for certain Fund taxes, if any, or for liabilities resulting from violations of the transfer provisions in the Trust Agreement. Limited Owners shall be notified in writing within ten Business Days following the date of their redemption request whether or not their Units shall be redeemed, unless settlement for the redeemed Units is made within that ten Business Day period, in which case notice shall not be required. Except as otherwise provided in the Trust Agreement, payment normally shall be made within ten Business Days following the Redemption Date. Payment will be made by wire transfer to the redeeming Limited Owner, less applicable wire transfer fees, to the account from which the applicable subscription payment was initially made. Alternative arrangements for payment and delivery of the redemption proceeds may be made with the Managing Owner at the withdrawing Limited Owner’s cost. Redemptions will be paid in the currency corresponding to the Fund being redeemed. You may revoke your intention to redeem at any time by written instruction, if received by the Managing Owner prior to the Redemption Date.
The date of this prospectus supplement is December 27, 2007.